March 24, 2026

Shawn J. Tibbetts
Chief Executive Officer and President
AH Realty Trust, Inc.
222 Central Park Avenue, Suite 1000
Virginia Beach, VA 23462

       Re: AH Realty Trust, Inc.
           Registration Statement on Form S-3
           Filed March 19, 2026
           File No. 333-294452
Dear Shawn J. Tibbetts:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Andrew P. Campbell